

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 21, 2010

Vanessa Gillis
Chief Executive Officer
Guru Health Inc.
#10-1019 17th Ave SW
Calgary Alberta T2T 0A7, Canada

> **Re: Guru Health Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed December 7, 2010**
> **File No. 333-168037**

Dear Ms. Gillis:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. It appears that your business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company as defined by Rule 419 of Regulation C in view of the following:

    - You are a development stage company issuing penny stock;
    - You have not yet commenced operations and it is unclear whether you will be able to do so within the next 12 months;
    - You have no revenues, contracts, or agreements with customers or advertisers, and have conducted little business activity other than filing this registration statement;
    - You have no assets, except for $5,261 in cash; and
    - Your registration statement contains very general disclosure related to the nature of your business and it is unclear how you will generate revenues.

Please supplementally provide us with a detailed analysis addressing each of the issues described above and explaining why you believe your company is not a blank check company as defined by Rule 419. Alternatively, please revise your registration statement to comply with Rule 419 and prominently disclose that you are a blank check company. In either case, please revise your disclosure to state whether or not you have any plans, arrangements, commitments or understandings to engage in a merger with or acquisition of another company.

Cover Page

2. We note your response to comment one in our letter dated October 5, 2010 and note that you have revised the cover page of your registration statement to provide the approximate date of commencement of proposed sales to the public as November 15, 2010. Please revise your disclosure to provide an approximate date of commencement of proposed sales to the public that has not passed. If the approximate date of sale is as soon as practicable after the registration statement is effective, please say so.

3. We note your statement that you do not believe the calculations set forth in Rule 457(f) are applicable. Please advise us as to why you have referenced this rule, as it does not appear that the securities in your offering are to be offered in exchange for other securities, or remove or revise your reference to Rule 457(f).

Use of Proceeds, page 12

4. Please deduct the $13,000 that you received from the sale of stock to your officers in an earlier offering from the figures provided for gross proceeds in the tables on pages 12 and 20, as the amounts received from the earlier sale of stock to your officers are not proceeds to be received in the offering that is the subject of this registration statement. Refer to Item 504 of Regulation S-K. We would not object to the inclusion of footnotes to the tables indicating, if true, that the offering expenses incurred in the current offering will be paid out of the current assets of the company.

5. We note your statement on page 13 and on page 19 that if you are unable to raise $20,000 in the offering, you will reduce expenses associated with salaries "while website development, marketing and audit fees would take priority in order to begin operations and maintain the company's good standing." We also note your Priority Sequence disclosure which indicates that, in the event you raise less than the full amount of the offering, the purchase of supplements will take priority over marketing and advertising. Please revise your disclosure throughout the filing to clarify these apparent inconsistencies.

Dilution of the Price you Pay for your Shares, page 14

6. We note your response to comment five of our letter dated October 5, 2010 which indicates that, in calculating net tangible book value following the offering, you did not deduct offering expenses from the total proceeds to be received in the current offering because those expenses will be covered by "the equity position invested by the company's directors." If the offering expenses will be covered by current assets, please deduct the amount of your offering expenses from net assets in calculating net tangible book value following the offering and revise your dilution calculations accordingly. Also explain how your $13,000 in offering expenses will be covered by your current assets, in light of the fact that as of August 31, 2010, you had $5,261 in net assets. We also note your disclosure in the footnote to the table included on the prospectus cover page that "proceeds are calculated before the deduction of expenses in connection with this offering. . . which will be paid. . . from the first proceeds from this offering." Please revise or advise. Finally, please ensure that the figure you provide for offering expenses is consistent throughout the filing. In this regard we note that offering expenses are listed as $9,500 on the prospectus cover page but as $13,000 elsewhere.

Plan of Distribution, page 15

Procedures for Subscribing, page 18

7. We note your response to comment six in our letter dated October 5, 2010, however it does not appear that you have revised your disclosure accordingly. Therefore, we re-issue that comment and ask you to revise your disclosure to clarify the manner in which subscribers of your shares will receive such shares, with a view to informing investors how they will come into possession of any shares purchased through the subscription process described in your registration statement. We note your inclusion of the paragraph regarding dealer prospectus delivery obligations, however this disclosure does not inform subscribers as to how they will receive their shares.

Management's Discussion and Analysis or Plan of Operation, page 18

8. We note your response to comment seven in our comment letter dated October 5, 2010. Please similarly revise your references to "substantial revenues" on page 18 and page 22.

9. We note your response to comment nine in our letter dated October 5, 2010. Please further revise your disclosure to describe under what circumstances, if any, EAS Canada may close your account and cease providing you with the ability to purchase, market and distribute its products.

10. We note your disclosure that expect to complete your public offering "within 150 days after the effectiveness of [y]our registration statement;" however, on page 5 you indicate that you will complete the offering "2-4 weeks" after effectiveness of the registration statement, and on page 18 you state that the offering will terminate on the earlier of 180 days after effectiveness or when the offering is fully subscribed. In addition, your disclosure on page 20 suggests that your marketing campaign will last "4 months," while your disclosure on page five suggests that it will last three months. Please revise your disclosure throughout the filing to clarify these apparent inconsistencies.

Commence Operations, page 21

11. We note your response to comment 11 in our letter dated October 5, 2010 and note that you have deleted your product descriptions and some of your product names from the registration statement. Please revise your disclosure to list and briefly describe the principal products that you will offer for sale. Refer to Item 101(h)(4)(i) of Regulation S-K. To the extent that any of the product descriptions include information that is based upon management's belief, industry data, reports, articles or any other source, please disclose the source. If the statement is based upon management's belief, please indicate that this is the case and include an explanation for the basis of such belief. Alternatively, if the information is based upon reports or articles, please disclose the source of the information in your filing and provide copies of these documents to us, appropriately marked to highlight the sections relied upon.

12. We note your reference to supplimentscanadaonline.com, however we are unable to locate such a website. Please advise or revise.

Business, page 24

Competition, page 25

13. We note your response to comment 14 of our letter dated October 5, 2010 and your disclosure that "the possible sponsorship by a Canadian sports professional" could thrust you into the "competitive forefront of the marketplace." Please revise your disclosure to clarify whether you have engaged a Canadian sports professional to participate in your marketing efforts. Please also reconcile this disclosure with your statement that your promotion of Canadian athletes "from a cost point of view, will be much less expensive than paying professional athletes to promote your products," as well as with your statement that your marketing plan differs from the plans of your competitors who use "professional/semi-professional athletes in their campaigns."

14. We note your statement that "by exclusively offering *our line* of online products, we will be able to distinguish ourselves from our competitors" and your reference to "*our*

brand popularity" [emphasis added]. However, it appears from your disclosure in Management's Discussion and Analysis that you intend to offer EAS Canada products, as opposed to your own brand of products. Please revise or advise. In addition, please explain your reference to a "distributor network."

15. We note your belief that "a problem facing many of [y]our competitors is that every competitor is carrying the same general brands," as well as your suggestion that you intend avoid that problem by carrying a unique brand. However, your disclosure in Management's Discussion and Analysis indicates that you intend to sell EAS Canada products, and that such products are sold by a number of supplement providers. Please advise or revise.

Item 13. Other Expenses of Issuance and Distribution, page II-1

16. We note that the expenses listed in this section do not add up to the $13,000 figure listed as the total and do not appear to include the "EDGAR fees" you reference on page 13. Please revise or advise.

Exhibit 5.1

17. Please revise the opinion to state that the shares, when issued in accordance with the terms set forth in the registration statement, will also be legally issued. In this regard, we note that the current opinion indicates only that the shares will be fully paid and non-assessable. Refer to Item 601(b)(5) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Lisa Kohl, Attorney Advisor, at (202) 551-3252, Lilyanna L. Peyser, Attorney Advisor, at (202) 551-3222, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: William M. Aul
        Via Facsimile